UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended           December 31, 2015

or

☐    TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to

Commission File Number 001-35624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IRET Properties 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investors Real Estate Trust

1400 31st Avenue SW, Suite 60

Post Office Box 1988

Minot, ND 58702-1988

IRET PROPERTIES 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee

IRET Properties 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of IRET Properties 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of IRET Properties 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year), as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of IRET Properties 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Minneapolis, Minnesota

June 24, 2016

IRET PROPERTIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets:
Participant Directed Investments, at fair value	$11,974,331	$11,649,389

Contribution Receivable:
Employer, net of forfeitures	556,617	571,550
Net assets available for benefits	$12,530,948	$12,220,939

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2015	2014
Additions:

Investment income:
Dividends	$432,901	$421,106
Net realized and unrealized (depreciation) appreciation in fair value of investments	(502,651)	348,679
	(69,750)	769,785
Contributions:
Employer, net of forfeitures	1,089,339	1,064,669
Participant	932,829	882,726
Participant rollovers	31,981	66,090
	2,054,149	2,013,485
Total additions	1,984,399	2,783,270

Deductions:
Benefits paid to participants	1,622,016	1,521,233
Administrative expenses	52,374	45,474
Total deductions	1,674,390	1,566,707

Net increase in net assets available for benefits	310,009	1,216,563
Net assets available for benefits at beginning of year	12,220,939	11,004,376
Net assets available for benefits at end of year	$12,530,948	$12,220,939

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.     Description of the Plan

The following description of the IRET Properties 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

General

The Plan was initially adopted on January 1, 1995 by IRET Properties, a North Dakota Limited Partnership, which is a subsidiary of Investors Real Estate Trust, a North Dakota real estate investment trust (collectively, the “Company”), and provides certain benefits to the employees of the Company. Effective February 1, 2010, the Plan was amended and restated to, among other things, revise the eligibility requirements for participation in the Plan. The Plan has adopted the Heartland Financial USA Defined Contribution Plan, a prototype non-standardized profit sharing/401(k) plan.

The Company is the Employer. The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Employees may participate in the Plan if they are at least 21 years of age. Part-time, temporary or seasonal employees whose regularly scheduled service is less than 1,000 hours of service per Plan Year are not eligible.  Union employees and certain nonresident aliens are not eligible.

Deferred Savings Contributions

The Plan allows participants to make salary deferral contributions (pre-tax deferrals and/or Roth deferrals) to the Plan in an amount not in excess of the annual maximum allowed by the Internal Revenue Code, from 1 percent to 100 percent (in 1 percent increments) of compensation. The deferrals contributed to the Plan by highly-compensated employees will be compared with the deferrals of employees who are not highly compensated, and may be subject to certain limits.  The Plan also allows participants who are eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals.

Employer Matching Contributions

The Employer has elected to make a safe harbor matching contribution of 100% on participant deferrals, up to 4% of a participant’s eligible compensation. This matching contribution is made in cash to the participant’s Plan account and is invested as directed by the participant. This contribution is fully vested at all times and cannot be forfeited, even if the participant terminates employment.

Discretionary Employer Contributions

Discretionary Employer Contributions (formerly referred to as Profit sharing contributions) are non-elective and made based on the discretion of management of the Company. To qualify for a discretionary employer contribution, a participant must satisfy certain eligibility requirements.  A participant must be employed on the last day of the Plan Year and have completed at least 1,000 hours of service during the Plan Year in order to receive a discretionary employer contribution. Effective in 2014, discretionary employer contributions are also made to eligible participants upon death or retirement. Discretionary employer contributions are allocated among all eligible Plan participants using a pro rata formula based on eligible Plan participant compensation compared to all eligible participants’ compensation.  Participants may choose to invest discretionary employer contributions allocated to their individual accounts in any or all of the available investment options. Discretionary employer contributions were $544,356 and $554,761 for the years ended December 31, 2015 and 2014, respectively.

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Rollovers

At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

Participant Accounts

The Employer remits all authorized contributions made by the participants to the Trustee, Dubuque Bank & Trust Company, to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement included in the basic Plan document, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, discretionary employer contributions, rollover contributions and allocated investment earnings and losses.

Investment Options

All funds of the Plan are participant directed.  Participants may direct the investment of their account balance into various funds and may transfer assets in their accounts between funds on a daily basis.

As of November 1, 2012, Investors Real Estate Trust common and preferred shares of beneficial interest are no longer available as an investment option under the Plan. Prior to November 1, 2012, contributions to purchase common shares of beneficial interest of the Company were used by the Trustee to purchase Investors Real Estate Trust common shares directly on the open market, or to purchase shares of authorized but unissued common shares of beneficial interest directly from the Company if the Company chose to issue new shares. Open market purchases were made at such prices as the Trustee determined in its sole and absolute discretion.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, employer safe harbor matching contributions, eligible rollovers/transfers, and earnings thereon.  Generally, all of a participant’s years of service with the Employer count toward determining the vested percentage for discretionary employer contributions; however, participants must work at least 1,000 hours during each Plan Year to earn a year of vesting service.  Participants vest in Company discretionary employer contributions and earnings thereon based upon the following schedule:

Years of Vesting Service	Vested Percentage
Less than One	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Prior to February 1, 2010, participants were 100% vested in Company discretionary employer contributions and earnings thereon.

Distributions and Withdrawals

On termination of service due to separation of employment, death, disability or retirement, a participant or the participant’s beneficiary/beneficiaries is entitled to receive their vested account balance in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows lump sum, partial payment and installment payment options for payout, if the vested account balance is more than $5,000; however, if the vested account balance is less than $5,000 and the Employer is not instructed what to do with the

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Plan balance, the participant must take the payout in the form of a lump sum.  Penalties and restrictions may apply to payouts taken from the Plan before a participant has reached the age of 59 1/2.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Transfer/Rollover Account may be elected at any time.

Notes Receivable from Participants

The Plan does not permit participants to take loans from their account under the Plan.

Forfeited Accounts

Forfeited non-vested accounts may be applied, at the Employer’s discretion, to the payment of the Plan’s administrative expenses or be used to reduce future employer contributions to the Plan. There were forfeited non-vested accounts totaling $3,401 and $6,232 for the Plan as of December 31, 2015 and 2014, respectively.  For the years ended December 31, 2015 and 2014, employer contributions were reduced by $49,536 and $29,761 from forfeited non-vested accounts.  For the years ended December 31, 2015 and 2014, forfeitures used for administrative expenses were $52,374 and $45,474, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s investment advisor, with oversight from the Plan’s Retirement Plan Committee, determines the Plan’s valuation policies utilizing information provided by the custodian.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment Contracts with Insurance Companies

Life insurance and annuity contracts have been purchased as directed by specific Plan participants. These allocated contracts are excluded from the Plan’s statement of net assets available for benefits under ERISA guidelines as the purchase of the contract transfers the obligation to pay the benefits and the related risks to the insurance companies.

Contributions

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employer through payroll reductions.

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Benefit Payments

Distributions to Plan participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan related to legal and audit fees are paid by the Company.  Various administrative expenses of the Plan related to Trustee and recordkeeping are paid by the Plan.  Fees or commissions associated with each of the investment options are paid by participants as a deduction from the amount invested or an offset to investment earnings.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.  Parts I, II and III are effective for the fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted.

Parts I and III are not applicable to the Plan, but management has elected to adopt Part II early.  The following amendments were retrospectively applied, resulting in the elimination of the disclosures of individual investments that represent 5% or more of net assets available for benefits and the investment strategy for the Plan’s investment measured at NAV have by disaggregating investments by general type versus disaggregating by nature, characteristics and risks.

3.     Money Market Fund

Money Market Fund represents funds temporarily invested in Invesco Short Term Investments pending allocation to participant accounts and to provide liquidity for fund reallocations and distributions.  Participants may also choose to allocate a portion of their contributions to the Money Market Fund.

4.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds/money market fund: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Participant directed brokerage: Allow participants to invest all or a portion of their contributions into investments of their choice.  The fair value is based on the underlying investments, which may include common stock, mutual funds, debt securities and common/collective trusts.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value at December 31:

2015	Level 1	Level 2	Level 3	Total

Common Stock	$1,276,263	$—	$—	$1,276,263
Mutual Funds	10,048,008	—	—	10,048,008
Participant directed brokerage	120,854	—	—	120,854
Money market fund	529,206	—	—	529,206
Total investments measured at fair value	$11,974,331	$—	$—	$11,974,331

IRET PROPERTIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

2014	Level 1	Level 2	Level 3	Total

Common Stock	$1,772,678	$—	$—	$1,772,678
Mutual Funds	9,273,362	—	—	9,273,362
Participant directed brokerage	92,852			92,852
Money market fund	510,497	—	—	510,497
Total investments measured at fair value	$11,649,389	$—	$—	$11,649,389

5.     Federal Income Taxes

Effective November 1, 2012, the Company restated the Plan in the form of the Heartland Financial USA Defined Contribution Prototype Plan and Trust (the Heartland Prototype). The Heartland Prototype received a favorable opinion letter from the Internal Revenue Service on March 31, 2014 regarding its compliance, in form, with the qualification requirements of Section 401 of the Internal Revenue Code for exemption from federal income taxes in accordance with applicable sections of the Code.  The Company is permitted to rely on the opinion letter issued by the Internal Revenue Service to Dubuque Bank & Trust Co. (a subsidiary of Heartland Financial USA, Inc.), and the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company intends to take all necessary steps to maintain the Plan’s qualified tax status.

US GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS).  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

6.     Related-Party Transactions

The Company has been designated as the Plan Administrator and Plan Sponsor. These services are provided at no expense to the Plan. Administrative expenses including audit and legal fees are paid for by the Plan Sponsor.  Certain Plan assets are invested in trust managed by the custodian of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

IRET PROPERTIES 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

*	Investors Real Estate Trust	Common Shares of Beneficial Interest		$1,276,263

	Columbia Balanced Fund Class Y	Mutual Fund		398,516
	Columbia Dividend Opportunity Fund Y	Mutual Fund		624,230
	Federated Institutional High Yield Bond Fund Institutional Shares	Mutual Fund		302,524
	Hartford International Opportunities Fund R5	Mutual Fund		89,790
	JP Morgan Large Cap Growth Fund R6	Mutual Fund		740,516
	JP Morgan US Small Company Institutional Class	Mutual Fund		389,866
	Janus Enterprise Fund Class N	Mutual Fund		647,391
	John Hancock Disciplined Value Mid Cap Fund Class I	Mutual Fund		571,123
	Lord Abbett Inv Short Duration Income I	Mutual Fund		161,688
	Metropolitan West Total Return Bond Fund	Mutual Fund		258,442
	MFS International New Discovery Fund R5	Mutual Fund		100,928
	Oppenheimer Developing Markets Fund Y	Mutual Fund		172,679
	PIMCO Commodity Real Return Strategy Fund P	Mutual Fund		78,129
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		78,054
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		546,666
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		1,045,590
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		934,696
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		628,185
	T. Rowe Price Retirement 2060 Fund	Mutual Fund		23,967
	T. Rowe Price Retirement Balanced Fund	Mutual Fund		12,428
	Vanguard 500 Index Fund Admiral Class	Mutual Fund		1,886,937
	Vanguard Inflation Protected Securities Fund Admiral Shares	Mutual Fund		35,306
	Vanquard REIT Index Fund Admiral Shares	Mutual Fund		204,290
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund		10,629
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual Fund		284
	Vanguard Wellesley Income Fund Admiral Shares	Mutual Fund		105,154

	Participant Directed Brokerage	Participant Directed Brokerage		120,854

	Invesco Short Term Investments	Money Market Fund		529,206
				$11,974,331

*      Party-in-interest

**   Participant directed

SIGNATURE

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IRET PROPERTIES 401(k)

Date: June 24, 2016	Investors Real Estate Trust
/s/ Timothy Mihalick
Timothy Mihalick President and Chief Executive Officer